Filed Pursuant to Rule 433 Registration Nos. 333-278184 and 333-278184-02

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

February 3, 2026

Issuer:	NextEra Energy Capital Holdings, Inc.

Designations:	4.40% Debentures, Series due March 1, 2031 (“2031 Debentures”)
	5.85% Debentures, Series due March 1, 2056 (“2056 Debentures”)

Registration Format:	SEC Registered

Principal Amount:	2031 Debentures:	$700,000,000
	2056 Debentures:	$600,000,000

Date of Maturity:	2031 Debentures:	March 1, 2031
	2056 Debentures:	March 1, 2056

Interest Payment Dates:	Semi-annually in arrears on March 1 and September 1 of each year, beginning September 1, 2026

Coupon Rate:	2031 Debentures:	4.40%
	2056 Debentures:	5.85%

Price to Public:	2031 Debentures:	99.992% of the principal amount thereof
	2056 Debentures:	99.656% of the principal amount thereof

Benchmark Treasury:	2031 Debentures:	3.750% due January 31, 2031
	2056 Debentures:	4.750% due August 15, 2055

Benchmark Treasury Yield:	2031 Debentures:	3.831%
	2056 Debentures:	4.904%

Spread to Benchmark
Treasury Yield:	2031 Debentures:	57 basis points
	2056 Debentures:	97 basis points

Reoffer Yield:	2031 Debentures:	4.401%
	2056 Debentures:	5.874%

Optional Redemption:	2031 Debentures:	Prior to February 1, 2031 (the “2031 Debentures Par Call Date”) redeemable in whole or in part at any time and from time to time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Debentures matured on the 2031 Debentures Par Call Date) on a semi-annual basis at the Treasury Rate plus 10 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2031 Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2031 Debentures Par Call Date, redeemable at any time at a redemption price equal to 100% of the principal amount of the 2031 Debentures being redeemed plus accrued and unpaid interest thereon, if any, to the redemption date.

	2056 Debentures:	Prior to September 1, 2055 (the “2056 Debentures Par Call Date”) redeemable in whole or in part at any time and from time to time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2056 Debentures matured on the 2056 Debentures Par Call Date) on a semi-annual basis at the Treasury Rate plus 15 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2056 Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2056 Debentures Par Call Date, redeemable at any time at a redemption price equal to 100% of the principal amount of the 2056 Debentures being redeemed plus accrued and unpaid interest thereon, if any, to the redemption date.

Call for Tax Credit Event:

In whole but not in part at 101% of the principal amount plus accrued and unpaid interest (notice may be issued no later than December 31, 2026, for a redemption no less than 30 days nor more than 60 days after notice)

Trade Date:	February 3, 2026

Settlement Date:*	February 5, 2026 (T+2)

CUSIP / ISIN Number:	2031 Debentures:	65339K DY3/US65339KDY38
	2056 Debentures:	65339K DX5/US65339KDX54

Expected Credit Ratings:**

Moody’s Investors Service Inc.   “Baa1” (stable)

S&P Global Ratings        “BBB+” (stable)

Fitch Ratings, Inc.         “A-” (stable)

Joint Book-Running Managers:

BNP Paribas Securities Corp.

BofA Securities, Inc.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Credit Agricole Securities (USA) Inc.

Rabo Securities USA, Inc.

Santander US Capital Markets LLC

U.S. Bancorp Investments, Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

Commerz Markets LLC

ING Financial Markets LLC

Intesa Sanpaolo IMI Securities Corp.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

Morgan Stanley & Co. LLC

Natixis Securities Americas LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:

DNB Carnegie, Inc.

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

WR Securities, LLC

Great Pacific Securities

Independence Point Securities LLC

*

It is expected that delivery of the Debentures will be made against payment therefor on or about February 5, 2026. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures prior to the first business day before delivery of the Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**

A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “Tax Credit Event” and “Treasury Rate” have the meaning ascribed to each such term in the Issuer’s Preliminary Prospectus Supplement, dated February 3, 2026.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674; BofA Securities, Inc. toll-free at (800) 294-1322; BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864; Capital One Securities, Inc. toll-free at (800) 666-9174; Credit Agricole Securities (USA) Inc. toll-free at (866) 807-6030; Rabo Securities USA, Inc. toll-free at (866) 746-3850; Santander US Capital Markets LLC toll-free at (855) 403-3636; or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.